Filed Pursuant to Rule 433

Registration No. 333-263304

Dated: September 7, 2022

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Subordinated Notes” in the Prospectus Supplement, subject to completion, dated September 7, 2022 to the Prospectus dated April 11, 2022 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Subordinated Notes

Security:	Fixed-to-Floating Rate Subordinated Notes due 2033

Currency:	USD

Size:	$3,500,000,000

Maturity:	September 14, 2033

Fixed Rate Period:	From and including September 14, 2022 to but excluding September 14, 2032

Floating Rate Period:	From and including September 14, 2032 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	2.750% due August 15, 2032

Benchmark Treasury Yield:	3.267%

Spread to Benchmark Treasury:	+245 basis points

Reoffer Yield:	5.717%

Fixed Rate Coupon:	5.717%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 2.580% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Compounded SOFR as described under “Description of the Subordinated Notes—Interest on the subordinated notes” in the Preliminary Prospectus Supplement).

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$3,484,250,000

Interest Payment Dates:	During the Fixed Rate Period, each March 14 and September 14, beginning March 14, 2023 and including September 14, 2032, and during the Floating Rate Period, each of December 14, 2032, March 14, 2033, June 14, 2033 and September 14, 2033.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the subordinated notes, at our option, in whole at any time or in part from time to time, on or after September 14, 2027 and prior to September 14, 2032 upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to the greater of:

(i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the subordinated notes to be redeemed discounted to the redemption date (assuming the subordinated notes matured on September 14, 2032) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “Treasury Rate” plus 37.5 basis points less (b) interest accrued on those subordinated notes to the date of redemption; and (ii) 100% of the principal amount of the subordinated notes being redeemed; plus, in either case, accrued and unpaid interest on the subordinated notes to be redeemed to the redemption date.

In addition, we may redeem the subordinated notes, at our option, in whole, but not in part, on September 14, 2032 upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to 100% of the principal amount of the subordinated notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

In addition, we may redeem the subordinated notes, at our option, in whole at any time or in part from time to time, on or after June 14, 2033, upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to 100% of the principal amount of the subordinated notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Subordinated

Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PDK9 / US46647PDK93

Trade Date:	September 7, 2022

Settlement Date:	September 14, 2022 (T+5)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	BBVA Securities Inc.

CIBC World Markets Corp.

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Westpac Capital Markets LLC

AmeriVet Securities, Inc.

Apto Partners, LLC

Blaylock Van, LLC

C.L. King & Associates, Inc.

Cabrera Capital Markets LLC

Loop Capital Markets LLC

MFR Securities, Inc.

Multi-Bank Securities, Inc.

Certain of the underwriters are not U.S. registered broker-dealers, and will not affect any offers or sales of any subordinated notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on September 14, 2022 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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